

Mail Stop 7010

November 15, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Dwaine Reese
Chief Executive Officer
Enerteck Corporation
10701 Corporate Drive, Suite 150
Stafford, TX 77477

> **Re: Enerteck Corporation**
> **Amendment No. 2 to**
> **Registration Statement on Form SB-2**
> **Filed October 11, 2007**
> **File No. 333-133651**

Dear Mr. Reese:

    We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your filing as required by Item 310(g) of Regulation S-B. You must provide interim financial statements as of and for the nine months ended September 30, 2007, in any amendment filed after November 14, 2007.

Three and Six Months ended June 30, 2007 compared to Three and Six Months ended
June 30, 2006, Results of Operations, page 18

2. You disclose that cost of goods sold decreased as a percentage of revenues for the
    six months ended June 30, 2007, "primarily due to some introductory offers for
    certain new customers." Please tell us the nature of these introductory offers and
    how you determined to account for these introductory offers in cost of goods sold
    rather than as a reduction of revenue. Refer to EITF 01-09.

Gross Profit, page 18

3. We note your explanation for the slight percentage increase in Gross Profit of
    65.4% for the six months ended June 30, 2006 compared to 67.0% for the six
    months ended June 30, 2007. Please expand your disclosures to explain why your
    gross profit significantly decreased from 80.1% for the three months ended June
    30, 2006 to 63.5% for the three months ended June 30, 2007.

Liquidity and Capital Resources, page 20

4. You disclose on page 21 that, in addition to your current cash and cash
    equivalents together with projected cash flows from operations and projected
    revenues, you will require additional investment to satisfy your contemplated cash
    requirements for the next 12 months. Please expand your liquidity discussion to
    describe how much capital you anticipate is necessary to fund your cash
    requirements for the next 12 months and how you intend to raise this capital.

5. In light of your loss from operations of $731,699, net loss of $639,049, cash used
    in operations of $985,326, and accumulated deficit of $16,872,343, for the year
    ended December 31, 2006, please enhance your disclosure regarding your
    liquidity. We note for the six months ended June 30, 2007, you continue to report
    losses: loss from operations is $426,288, net loss is $429,257, cash used in
    operations is $243,758, and your accumulated deficit has increased to
    $17,301,600. Provide a comprehensive discussion of your liquidity given your
    recurring losses and use of cash in operations and explain how you have
    determined you will continue as a going concern. Ensure you also disclose any
    known and anticipated trends, demands, commitments, events or uncertainties that
    are reasonably likely to materially increase or decrease liquidity.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, Results of
Operations, page 21

6. We have reviewed your response to our prior comment 4 from our letter dated
    July 10, 2006. It remains unclear how you generated this interest income as well
    as what Other Income consists of. Therefore, we repeat our prior comment.
    Please provide a discussion in your results of operations to discuss the nature of
    your interest income and the reason for the fluctuations as well as a similar
    discussion for your Other Income.

7. Please expand your discussion of results of operations to explain in more detail
    the reasons for fluctuations in your line items year over year. Specifically, we
    note the following:
    *   You disclose your revenue increased $593,000 or 1,235%, and that the
        primary source of revenue for the years ended December 31, 2006 and 2005,
        is from the sale of EnerBurn to the trucking, heavy construction and maritime
        industries. Please quantify your significant increase of revenue by gallons
        sold compared to price increases.
    *   We note your dividend income of $7,325 for the year ended December 31,
        2006. However, it does not appear that you have any investments on your
        balance sheet. Please provide a discussion of the nature of your dividend
        income in your results of operations.
    These are illustrative examples and are not comprehensive. Please also revise
    your interim discussions as necessary. Please refer to SEC Release 33-8350,
    *Commission Guidance Regarding Management's Discussion and Analysis of
    Financial Condition and Results of Operations* and revise your discussion
    throughout to provide greater depth of analysis.

Significant Accounting Policies, Inventory, page 24

8. We note that as of December 31, 2006, you included in inventory four large
    Hammonds EnerBurn doser systems amounting to $76,000 which will be
    transferred to marine customers in 2007. Please tell us the accounting method
    under which these systems will be transferred. If the transfer of these systems
    will be recognized as revenue, please disclose your revenue recognition policy for
    these systems in your revenue recognition policy.

Available Information, page 38

9. We note the disclosure in the third paragraph. Please be advised that the
    disclosure in your prospectus regarding the contents of any contract or other

document must be materially complete and may not be qualified by reference to information outside of your prospectus. Please revise accordingly.

Consolidated Statements of Cash Flows, page F-5

10. We note your acquisition of the EnerBurn technology in July 2006 for a total cost of $3 million, of which $2 million was a promissory note. Please tell us why you show proceeds from note payable of zero for the year ended December 31, 2006 in your statement of cash flows. Refer to paragraph 20c and footnote 8 of SFAS 95.

Note 1 – Summary of Significant Accounting Policies, Intangible Assets, page F-7

11. You disclose that you have determined that your intellectual property has an indefinite life. We note in your Asset Purchase Agreement, filed as Exhibit 2.1 to Form 8-K filed July 19, 2006, under 9(a) & (b) that this agreement contains a nonsolicitation agreement and noncompetition agreement, respectively, for five years after the closing of the transaction. We also note under 1(i) of the agreement, that you received all copyrights, trademarks, service marks, trade names and other intellectual or proprietary rights. Pursuant to paragraph 11 of SFAS 142, please provide to us your analysis that all of the intellectual property that you obtained under this agreement has an indefinite life.

Note 10 – Revenue from Major Customers, page F-15

12. Please revise your disclosure to state the total amount of revenue received from this customer rather than a general term that they represented a majority of your revenue. Refer to paragraph 39 of SFAS 131.

Exhibits

13. Please file your Exclusive Reseller and Market Development Agreement with Custom Fuel Services, Inc. and your Exclusive Reseller and Market Development Agreement with Tanner Fuel Services as exhibits to the registration statement, or tell us why they are not material contracts.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that your filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn at (202) 551-3739 or in his absence, Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned (202) 551-2765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. David M. Kaye, Esq.
    Danzig Kaye Cooper Fiore & Kay, LLP
    30A Vreeland Road, Suite 230
    Florham Park, NJ 07932